PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

October 28, 2005

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated October 27, 2005 : " PSA Peugeot Citroën –Nine-month 2005 sales and revenue."

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

File N° 82-3531

PSA PEUGEOT CITROËN

Investor Relations

Paris – October 27, 2005

PSA PEUGEOT CITROËN

Consolidated Nine-Month Sales Up 1.3% to €41.8 Billion

Forecast Full-Year Consolidated Operating Margin Around 4% of Sales

Consolidated sales and revenue for the nine months ended September 30, 2005 amounted to €41,771 million, up 1.3% on the €41,215 million (IFRS) reported in the first nine months of 2004.

Excluding changes in the scope of consolidation, consolidated sales and revenue were up 1.5% for the period.

Automobile Division sales and revenue increased 1.4% to €33,541 million, while worldwide sales of cars and CKD units rose by 1.1% to 2,504,000 units.

The European car and light commercial vehicle market was up 1.0% as of September 30, but growth remained driven by intense promotional campaigns across Europe. Peugeot and Citroën continued to apply their selective marketing strategy and saw registrations decline by 1.9% for a market share of 14.4%, versus 14.8% at September 30, 2004. As a result, sales in Western Europe, as measured by vehicles invoiced to dealers, declined by 1.7% to 1,762,500 units.

Sales outside Western Europe totaled 741,500 units, up 8.3% on the prior-year period.

After reaching an exceptional peak in early 2004, markets in Central and Eastern Europe and Turkey fell sharply during the period, dragging sales down 11.0% to 149,300 units. In the third quarter alone, however, Peugeot and Citroën sales increased by 10.5%.

In Latin America, where demand continued to recover in Argentina and Brazil, the recent launches of the Peugeot 307 and 206 SW helped to lift sales 28.3% to 132,600 units. In Argentina, for example, sales increased by 47.7% to 39,400 units in a market up 36.3%, while in Brazil sales rose 25.0% to 59,000 units in a market up 10.7%.

In China, where demand rose 32.4% over the first nine months, sales totaled 106,100 units, a 62.3% increase over the prior-year period. Growth was especially strong in the third quarter, when unit sales surged 80.3%. In all, the Group served 4.7% of the market at September 30, 2005.

File N° 82-3531

Sales of the Peugeot 407 and Citroën C4, both introduced in 2004, were in line with targets, with unit sales of, respectively, 186,100 and 178,800 units. Launched before the summer, the Peugeot 1007, Peugeot 107 and Citroën C1 sold, respectively, 40,100, 14,100 and 12,900 units . All of these models are helping to improve the Group's product mix.

Banque PSA Finance reported revenue of €1,231 million, versus €1,203 million in the year-earlier period. The loan book amounted to €21.6 billion at end-September 2005, up 6.5% on September 30, 2004. Originations remained stable, at 639,200 new loans extended in the first nine months of 2005, compared to 639,000 in the prior-year period.

Gefco sales and revenue were up 3.9%, at €2,212 million versus €2,129 million in the first nine months of 2004. Revenue from non-Group customers increased by 7.6%.

Faurecia reported sales and revenue of €8,109 million, versus €7,988 million in the prior-year period. On a constant exchange rate and scope of consolidation basis, and excluding the price impact of the catalytic converters used in exhaust systems, sales were up 1.6% despite the further downturn in automobile production in Europe. Revenue from non-Group customers increased by 2.5%.

OUTLOOK

The end of the year will be shaped by the contribution from new models (the Peugeot 1007, 107 and Coupé 407, and the Citroën C1 and C6) and by resilient sales of the Peugeot 206 and 307 and the Citroën Picasso. The Group expects to meet its target of €600 million in annual production cost savings. As indicated in July, however, raw materials will have a negative impact of around €300 million.

In an aggressive competitive environment, the European automobile market is expected to remain stable through the rest of the year. In response, PSA Peugeot Citroën will maintain the selective approach that effectively protected its margins in the first nine months. As a result, growth in unit sales will be very limited and production programs are being significantly adjusted to bring inventory back to target levels. This adjustment will affect second-half operating margin, which will also be impacted by an exceptional €49.5 million provision set aside in response to the fine announced by the European Commission on October 5.

Previously, the Group had announced a 2005 operating margin target of between 4 and 4.5% of sales and revenue. In light of the above, PSA Peugeot Citroën now expects consolidated operating margin to end the year at around 4% of sales and revenue, compared with 4.1% in the first half.

File N° 82-3531

CONSOLIDATED SALES AND REVENUE

(in millions of euros)	September 30, 2005	September 30, 2004	% change
Automobile Division	33,541	33,083	+1,4%
Banque PSA Finance	1,231	1,203	+2,4%
Gefco	2,212	2,129	+3,9%
Faurecia	8,109	7,988	+1,5%
Other businesses	542	651	-16,7%
Intra-company sales	(3,864)	(3,839)	
Total PSA Peugeot Citroën	41,771	41,215	+1,3%

WORLDWIDE AUTOMOBILE SALES

(in units) *		9 month 2005	9 month 2004	% change
Western Europe		1,762,500	1,792,600	-1.7%
	Peugeot	936,300	975,300	-4.0%
	Citroën	826,200	817,300	+1.1%
Of which France		567,800	560,000	+1.4%
	Peugeot	315,900	320,100	-1.3%
	Citroën	251,900	239,900	+5.0%
Rest of World		741,500	684,600	+8.3%
	Peugeot	526,800	495,200	+6.4%
	Citroën	214,700	189,400	+13.4%
Total Sales		2,504,000	2,477,200	+1.1%
	Peugeot	1,463,100	1,470,500	-0.5%
	Citroën	1,040,900	1,006,700	+3.4%
Of which passenger cars		2,204,600	2,158,500	+2.1%
	Peugeot	1,312,900	1,301,800	+0.9%
	Citroën	891,700	856,700	+4.1%
light commercial vehicles		299,400	318,700	-6.1%
	Peugeot	150,200	168,700	-11.0%
	Citroën	149,200	150,000	-0.6%

* Assembled vehicles, disassembled components and CKD units

File N° 82-3531

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	9 month 2005	9 month 2004	% change
Peugeot Marque			
107	14,100	-	-
1007	40,100	600	-
206	488,000	597,100	-18.3%
307	382,500	441,400	-13.4%
405	147,500	119,800	23.1%
406	3,200	30,400	-
407	186,100	80,500	-
607	15,500	13,000	19.6%
807	21,100	24,200	-12.6%
Expert	23,900	23,400	2.3%
Partner	106,800	103,900	2.8%
Boxer	31,700	32,600	-2.8%
Others	2,600	3,600	-
TOTAL	1,463,100	1,470,500	-0.5%
(of which diesel-powered versions)	710,000	685,700	3.5%
	48.5%	46.6%	-
(of which passenger cars)	1,312,900	1,301,800	0.9%
(of which light commercial vehicles)	150,200	168,700	-11.0%
Citroën marque			
C1	12,900	-	-
C2	95,000	114,000	-16.7%
C3	228,700	281,500	-18.8%
ZX	70,500	56,800	24.1%
Xsara	152,300	248,900	-38.8%
C4	178,800	300	-
Xantia	10,800	8,400	28.9%
C5	69,000	68,900	0.1%
C8	18,300	19,900	-8.0%
Dispatch(Jumpy)	24,400	22,700	7.5%
C15	19,600	18,800	4.0%
Berlingo	126,000	132,900	-5.2%
Relay(Jumper)	34,600	32,800	5.5%
Others	-	800	-
TOTAL	1,040,900	1,006,700	3.4%
(of which diesel-powered versions)	569,300	570,400	-0.2%
	54.7%	56.7%	-
(of which passenger cars)	891,700	856,700	4.1%
(of which light commercial vehicles)	149,200	150,000	-0.6%
TOTAL PSA Peugeot Citroën Group	2,504,000	2,477,200	1.1%
(of which diesel-powered versions)	1,279,300	1,256,100	1.8%
	51.1%	50.7%	-
(of which passenger cars)	2,204,600	2,158,500	2.1%
(of which light commercial vehicles)	299,400	318,700	-6.1%